Silver Elephant Announces 30,844 Tonnes of Paca Silver Oxide Delivered to Andean Precious Metals Corp. Since October

Vancouver, British Columbia, January 12, 2024 - Silver Elephant Mining Corp. ("Silver Elephant" or the "Company") (TSX: ELEF, OTC:SILEF, Frankfurt:1P2N) announces from October 17, 2023 to December 27, 2023, the Company  mined a total of 30,844 tonnes of Paca  oxide materials with an average grade of 162.2 g/t silver ("Products") and trucked the Products to Andean Precious Metals Corp. ("Andean").

	Paca Material Delivered (t)	Average Grade (g/t)

October	4,502	244.9

November	7,269	156.5

December	19,704	144.9

Total	30,844	162.2

All Products are excavated from the Paca resources tabulated below.

Pursuant to the sales and purchase agreement and master services agreement both dated September 12, 2023 between Silver Elephant and Andean, Andean has agreed to pay Silver Elephant US$1.8 million by January 31, 2024, or when 36,000 tonnes of Products have been delivered to Andean's processing facility.

John Lee, Silver Elephant CEO comments: "The continued progress and activities demonstrated Paca operational scalability at close to 1,000 tonnes per day. Silver Elephant aims to expand and maintain local employment; in addition to contributing to government royalties in the months and years ahead."

The Paca project hosts a high grade silver resource according to a technical report by Mercator Geological Services, dated effective October 13, 2020 titled "Mineral Resource Estimate Technical Report for the Pulacayo Project, Potosi Department Antonnio Quijarro Province Bolivia" (the "Technical Report"). The mineral resource estimate from the Technical Report is as follows:

Paca	Zone	Category	Tonnes	Ag g/t	Ag Moz	Zn%	Pb %
Phase 1	Oxide In Pit	Indicated	800,000	231	5.9	-	-
		Inferred	235,000	159	1.2	-	-
Phase 2	Sulfide In Pit	Indicated	1,810,000	256	14.9	1.22	1.22
		Inferred	190,000	338	2.1	0.61	0.98

Oxide resources are based on a Pit-constrained estimate using a 90 g/t Ag cutoff. Sulfide resources are based on a pit-constrained estimate using a 200 g/t Ag Eq cutoff. Ag Eq  = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo Deposit.Matthew Harrington P. Geo. is the independent Qualified Person for the resource estimate.

The Technical Report was filed on October 26, 2020 and is available under the Company's profile on SEDAR+ at www.sedarplus.ca. This news release includes an estimate of mineral resources as disclosed in the Technical Report. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

About Pulacayo-Paca

The Paca project is part of the Company's Pulacayo project with a total indicated resource of 106.7 million oz silver, 1.4 billion pounds of zinc and 690 million pounds of lead published in the Technical Report and tabulated below. Silver Elephant and its subsidiaries have spent over $35 million on Pulacayo and Paca, which is considered to be an advanced project with over 96,000 meters of drilling, and a historic feasibility study.

Combined Pulacayo and Paca Indicated Mineral Resources
	Tonnes	Ag g/t	Pb %	Zn %
Oxide	2,185,000	155	-	-
Sulfide	45,855,000	65	0.69	1.37

Combined Indicated Mineral Resources includes Pulacayo pit-constrained and out-of-pit plus only Paca pit-constrained resources. Oxide resources use a 50 g/t Ag cutoff. Sulfide resources use a 100 g/t Ag Eq cutoff. Ag Eq  = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo Deposit. Matthew Harrington P. Geo. is the independent Qualified Person for the resource estimate.

A subsidiary of Silver Elephant entered into a Mining Production Contract ("MPC") with Corporación Minera de Bolivia ("COMIBOL"), a branch of the Bolivian Ministry of Mining and Metallurgy on October 3, 2019. The MPC grants the Company's subsidiary an exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years.

The Pulacayo Project is at the center of a major silver mining district in Bolivia and is within 250 km driving distance to the San Cristobal mine, the Cerro Rico mine, Pan American's San Vicente mine, Eloro's Iska Iska project, and New Pacific's Silver Sands project.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Bill Pincus, who is an independent consultant of the Company. Bill Pincus is a qualified person as defined by the guidelines of NI 43-101.

About Silver Elephant Mining Corp.

Silver Elephant Mining Corp. is an active silver mining and exploration company advancing its flagship Pulacayo silver project in Bolivia.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

"John Lee"

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

info@silverelef.com

www.silverelef.com

FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information is generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "could", "estimates", "expects", "forecasts", "projects" and similar expressions, and the negative of such expressions. Such forward-looking information, which reflects management's expectations regarding Silver Elephant's future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking information. Forward-looking information in this news release includes expected benefits and scalability of the Paca project.

Forward-looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance, events or results, and may not be indicative of whether such events or results will actually be achieved. A number of risks and other factors could cause actual results to differ materially from expected results discussed in the forward-looking information, including but not limited to: changes in operating plans; ability to secure sufficient financing to advance the Company's project; conditions impacting the Company's ability to mine at the project, such as unfavourable weather conditions, development of a mine plan, maintaining existing permits and receiving any new permits required for the project, and other conditions impacting mining generally; maintaining cordial business relations with strategic partners and contractual counterparties; risks inherent to mineral resource estimation, including uncertainty as to whether mineral resources will be further developed into mineral reserves; commodity price variation; and general market, industry and economic conditions. Additional risk factors are set out in the Company's latest annual and interim management's discussion and analysis and annual information form (AIF), available on SEDAR+ at www.sedarplus.ca.

Forward-looking information is based on reasonable assumptions by management as of the date of this news release, and there can be no assurance that actual results will be consistent with any forward-looking information included herein. Readers are cautioned that all forward- looking statements in this news release are made as of the date of this news release. The Company undertakes no obligation to update or revise any forward-looking information in this news release to reflect circumstances or events that occur after the date of this news release, except as required by applicable securities laws.